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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form U-13-60

ANNUAL REPORT

For the Period
Beginning January 1, 2003 and Ending December 31, 2003

TO THE
U. S. SECURITIES AND EXCHANGE COMMISSION
OF

SCANA Services, Inc.
(Exact Name of Reporting Company)

A Subsidiary Service Company

Date of Incorporation: December 15, 1999

State or Sovereign Power under which Incorporated or Organized: South Carolina

Location of Principal Executive Offices of Reporting Company:

1426 Main Street
Columbia, South Carolina 29201

Name, title and address of officer to whom
correspondence concerning this report should be addressed:

James E. Swan, IV
Controller
1426 Main Street
Columbia, SC 29201

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

SCANA Corporation

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements	Page Number
ORGANIZATION CHART	49
METHODS OF ALLOCATION	50
ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED	57

ANNUAL REPORT OF SCANA Services, Inc.

SCHEDULE I—COMPARATIVE BALANCE SHEET
Give balance sheet of the Company as of December 31 of the current and prior year

			AS OF DECEMBER 31
ACCOUNT
	ASSETS AND OTHER DEBITS		CURRENT	PRIOR
			(Dollars in Thousands)
	SERVICE COMPANY PROPERTY
101	Service company property	(Schedule II)	$48,072	$35,282
107	Construction work in progress	(Schedule II)	4,189	14,173

	Total Property		52,261	49,455

108	Less accumulated provision for depreciation and amortization of service company property	(Schedule III)	13,714	7,997

	Net Service Company Property		38,547	41,458

	INVESTMENTS
123	Investments in associate companies	(Schedule IV)	—	—
124	Other investments	(Schedule IV)	—	—

	Total Investments		—	—

	CURRENT AND ACCRUED ASSETS
131	Cash		172	228
134	Special deposits		—	—
135	Working funds		67	102
136	Temporary cash investments	(Schedule IV)	—	—
141	Notes receivable		—	—
143	Accounts receivable		446	493
144	Accumulated provision for uncollectible accounts		—	—
146	Accounts receivable from associate companies	(Schedule V)	183,980	46,171
152	Fuel stock expenses undistributed	(Schedule VI)	—	—
154	Materials and supplies		62	63
163	Stores expense undistributed	(Schedule VII)	—	—
165	Prepayments		2,385	2,580
174	Miscellaneous current and accrued assets	(Schedule VIII)	—	—

	Total Current and Accrued Assets		187,112	49,637

	DEFERRED DEBITS
181	Unamortized debt expense		—	—
183	Preliminary survey & investigation		85	—
184	Clearing accounts		2	9
186	Miscellaneous deferred debits	(Schedule IX)	2,546	1,854
188	Research, development or demonstration expenditures	(Schedule X)	—	—
190	Accumulated deferred income taxes		—	—

	Total Deferred Debits		2,633	1,863

	TOTAL ASSETS AND OTHER DEBITS		$228,292	$92,958

	PROPRIETARY CAPITAL

201	Common stock issued	(Schedule XI)	$1	$1
211	Miscellaneous paid-in-capital	(Schedule XI)	5,465	5,465
215	Appropriated retained earnings	(Schedule XI)	—	—
216	Unappropriated retained earnings	(Schedule XI)	—	—

	Total Proprietary Capital		5,466	5,466

	LONG-TERM DEBT
223	Advances from associate companies	(Schedule XII)	—	—
224	Other long-term debt	(Schedule XII)	2,456	3,274
225	Unamortized premium on long-term debt		—	—
226	Unamortized discount on long-term debt-debit		—	—

	Total Long-term Debt		2,456	3,274

	CURRENT AND ACCRUED LIABILITIES
228	Accrued provision for injuries and damages		237	193
231	Notes payable		—	—
232	Accounts payable		29,953	20,763
233	Notes payable to associate companies	(Schedule XIII)	—	—
234	Accounts payable to associate companies	(Schedule XIII)	159,625	42,630
236	Taxes accrued		445	251
237	Interest accrued		—	—
238	Dividends declared		—	—
241	Tax collections payable		152	224
242	Miscellaneous current and accrued liabilities	(Schedule XIII)	17,309	12,324

	Total Current and Accrued Liabilities		207,721	76,385

	DEFERRED CREDITS
253	Other deferred credits		7,722	3,403
255	Accumulated deferred investment tax credits		—	—

	Total Deferred Credits		7,722	3,403

282	ACCUMULATED DEFERRED INCOME TAXES		4,927	4,430

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL		$228,292	$92,958

ANNUAL REPORT OF SCANA Services, Inc.
For the Year Ended December 31, 2003

SCHEDULE II—SERVICE COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENT OR SALES	OTHER CHANGES(1)	BALANCE AT CLOSE OF YEAR
		(Dollars in Thousands)
	SERVICE COMPANY PROPERTY
Account
301	ORGANIZATION	—	—	—	—	—
303	MISCELLANEOUS INTANGIBLE PLANT	$12,036	$6,938	$(408)	—	$18,566
304	LAND AND LAND RIGHTS	—	—	—	—	—
305	STRUCTURES AND IMPROVEMENTS	236	89	—	—	325
306	LEASEHOLD IMPROVEMENTS	3,328	878	—	—	4,206
307	EQUIPMENT(2)	7,258	5,255	(309)	—	12,204
308	OFFICE FURNITURE AND EQUIPMENT	1,328	121	—	—	1,449
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	—	—	—	—	—
310	AIRCRAFT AND AIRPORT EQUIPMENT	5,244	—	—	—	5,244
311	OTHER SERVICE COMPANY PROPERTY(3)	5,852	1,044	(818)	—	6,078

	SUB-TOTAL	35,282	14,325	(1,535)	—	48,072

107	CONSTRUCTION WORK IN PROGRESS(4)	14,173	8,590	(14,324)	(4,250)	4,189

	TOTAL	$49,455	$22,915	$(15,859)	$(4,250)	$52,261

(1)
PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

Transfer of assets to other subsidiary Business Units.

(2)
SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
	(Dollars in Thousands)
EDP Equipment	$5,005	$11,546
Office Data Handling Equipment	250	658

TOTAL	$5,255	$12,204

(3)
DESCRIBE OTHER SERVICE COMPANY PROPERTY:

        Capitalized computer leases of $2,455, communication equipment of $2,392 and office furniture and equipment of $1,231.

(4)
DESCRIBE CONSTRUCTION WORK IN PROGRESS:

        Primarily data processing systems

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

			ADDITIONS
DESCRIPTION		BALANCE AT BEGINNING OF YEAR	CHARGED TO ACCOUNT 403	RETIREMENTS	OTHER CHANGES ADD (DEDUCT)(1)	BALANCE AT CLOSE OF YEAR
		(Dollars in Thousands)
Account
301	ORGANIZATION	—	—	—	—	—
303	MISCELLANEOUS INTANGIBLE PLANT	$2,946	$2,928	$(408)	$283	$5,749
304	LAND AND LAND RIGHTS	—	—	—	—	—
305	STRUCTURES AND IMPROVEMENTS	50	7	—	8	65
306	LEASEHOLD IMPROVEMENTS	761	114	—	(16)	859
307	EQUIPMENT	3,158	2,299	(309)	(27)	5,121
308	OFFICE FURNITURE AND FIXTURES	446	309	—	65	820
309	AUTOMOBILES, OTHER VEHICLES AND RELATED GARAGE EQUIPMENT	—	—	—	—	—
310	AIRCRAFT AND AIRPORT EQUIPMENT	427	315	—	—	742
311	OTHER SERVICE COMPANY PROPERTY	209	194	—	(45)	358

	TOTAL	$7,997	$6,166	$(717)	$268	$13,714

(1)
PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

        N/A

SCHEDULE IV—INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments. Under Account 124, "Other Investments", state each investment separately, with description, including, the the name of issuing company, number of shares or principal amount, etc.
Under Account 136, "Temporary Cash Investments", list each investment separately.
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
(Dollars in Thousands)
ACCOUNT 123—INVESTMENT IN ASSOCIATE COMPANIES	$—	$—
ACCOUNT 124—OTHER INVESTMENTS	—	—
ACCOUNT 136—TEMPORARY CASH INVESTMENTS	—	—

TOTAL	$—	$—

SCHEDULE V—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
	(Dollars in Thousands)
ACCOUNT 146—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES(1)
South Carolina Generating Company, Inc.	—	$47,724
SCG Pipeline, Inc.	—	260
ServiceCare, Inc.	$534	(2,047)
SCANA Energy Marketing, Inc.	3,623	89,542
Primesouth Inc.	300	1,083
SCANA Development Corporation	8	2
South Carolina Pipeline Corporation	1,577	12,293
SCANA Communications, Inc.	254	(25)
SCANA Resources, Inc.	—	(84)
Public Service Company of North Carolina, Incorporated	7,690	2,915
South Carolina Electric & Gas Company	32,185	32,267

TOTAL	$46,171	$183,980

(1)
Balances at close of year include money pool borrowings.

TOTAL PAYMENTS
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
South Carolina Pipeline Corporation	$12
ServiceCare, Inc.	4
SCANA Communications, Inc.	6
SCANA Energy Marketing, Inc.	115

TOTAL PAYMENTS	$137

SCHEDULE VI—FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.
DESCRIPTION	LABOR	EXPENSES	TOTAL
(Dollars in Thousands)
ACCOUNT 152—FUEL STOCK EXPENSES UNDISTRIBUTED	$—	$—	$—

TOTAL	$—	$—	$—

SUMMARY:

SCHEDULE VII—STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.
DESCRIPTION	LABOR	EXPENSES	TOTAL
(Dollars in Thousands)
ACCOUNT 163—STORES EXPENSE UNDISTRIBUTED	$—	$—	$—

TOTAL	$—	$—	$—

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
(Dollars in Thousands)
ACCOUNT 174—MISCELLANEOUS CURRENT AND ACCRUED ASSETS	$—	$—

TOTAL	$—	$—

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
	(Dollars in Thousands)
ACCOUNT 186—MISCELLANEOUS DEFERRED DEBITS
Other work in progress	$795	$604
Prepaid software	1,110	564
Unbilled clearing	(51)	38
Real estate purchased in connection with employee relocations	—	1,289
Pht claims	—	45
Other (1 item)	—	6

TOTAL	$1,854	$2,546

SCHEDULE X
RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.
DESCRIPTION	AMOUNT
(Dollars in Thousands)
ACCOUNT 188—RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES	$—

TOTAL	$—

SCHEDULE XI—PROPRIETARY CAPITAL

				OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED	1,000	No Par	1,000	$1,000
INSTRUCTIONS:	Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
DESCRIPTION	AMOUNT
(Dollars in Thousands)
ACCOUNT 211—MISCELLANEOUS PAID-IN CAPITAL Capitalization of company	$5,465
ACCOUNT 215—APPROPRIATED RETAINED EARNINGS	—

TOTAL	$5,465

INSTRUCTIONS:	Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR
ACCOUNT 216—UNAPPROPRIATED RETAINED EARNINGS

TOTAL	$—	$—	$—	$—

SCHEDULE XII—LONG-TERM DEBT

INSTRUCTIONS:	Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224—Other long-term debt provide the name of the creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.
NAME OF CREDITOR	TERMS OF OBLIG CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS(1)	BALANCE AT CLOSE OF YEAR
		(Dollars in Thousands)
ACCOUNT 223—ADVANCES FROM ASSOCIATE COMPANIES:		—	—	—	—	—	—	—
ACCOUNT 224—OTHER LONG-TERM DEBT:
O/E Systems, Inc.	master lease of computer equipment	from 6 to 36 months	ranging from 2.7% to 3.1%	—	$3,274	$1,191	$2,009	$2,456

	TOTAL				$3,274	$1,191	$2,009	$2,456

(1)
GIVE AN EXPLANATION OF DEDUCTIONS:

Amortization of capital lease obligations in accordance with the capital lease accounting instructions prescribed in the Federal Energy Regulatory Commission Uniform System of Accounts.

SCHEDULE XIII—CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
	(Dollars in Thousands)
ACCOUNT 233—NOTES PAYABLE TO ASSOCIATE COMPANIES

TOTAL	$—	$—

ACCOUNT 234—ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES(1)
SCANA Corporation	$42,630	$112,312
South Carolina Electric & Gas Company	—	47,500
SCANA Energy Marketing, Inc.		2
SCANA Communications, Inc.		(189)

TOTAL	$42,630	$159,625

ACCOUNT 242—MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES
Accrued payroll	$2,747	$2,942
Employee/officer incentives	9,577	14,367

TOTAL	$12,324	$17,309

(1)
Balances at close of year include money pool borrowings.

SCHEDULE XIV
NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.
1.
SCANA Services, Inc. was established to provide certain administrative and service functions for the SCANA system companies. Initial capitalization was provided by SCANA Corporation through the purchase of SCANA Services, Inc.'s common stock and the transfer of certain assets from SCANA system companies to SCANA Services, Inc.

2.
The financial statements are presented using the accrual method of accounting.

3.
Provisions for depreciation and amortization are recorded using the straight-line method and are based on the estimated service lives of the various classes of property.

4.
In 2003, balances representing interest bearing investments in and borrowings from the nonutility money pool were transferred to SCANA Services, Inc.

5.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SCHEDULE XV
STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR
		(Dollars in Thousands)
	INCOME
415	Revenue from merchandise	$0	$8
417.0	Other nonutility revenue	917	3,381
418.0	Non operating rent	39	281
419.0	Interest & dividends	2	8
419.1	AFUDC	0	0
421	Miscellaneous income or loss	5,311	3,210
447	Sales for Resale Utilities & Public Authorities	30	0
454	Rent from electric property	215	220
456	Other electric revenue	288	255
457	Services rendered to associate companies	224,331	233,973
493	Rent from gas property	31	75

	Total Income	231,164	241,411

	EXPENSE
350	Superintendence operations	3	16
351	Superintendence maint	0	9
370	Administrative and general	0	3
408	Taxes other than income taxes	6,813	7,710
409	Income taxes	(498)	(2,713)
410	Provision for deferred income taxes	498	2,713
414	Depreciation and amortization expense	5,345	4,824
416	Expense from merchandise	924	1,796
417.1	Other nonutility expenses	1,766	3,736
426.1	Donations	1,694	1,618
426.2	Life insurance	(1,031)	(2,961)
426.3	Penalties	0	6
426.4	Civic, politic and related accounts	1,178	1,219
426.5	Other deductions	4,879	3,904
430	Interest on debt to associate companies	1,902	2,990
431	Other interest expense	0	555
432	AFUDC	28	(386)
500	Operation supervision and engineering steam	4	4
502	Operation steam power	0	1
506	Operation misc steam	789	876
510	Maint supervision and engineering	50	40
511	Maint structures steam	9	0
512	Maint boiler plant steam	1	7
513	Maint electric plant steam	3	3
514	Maint Misc steam plant	2	19
517	Operation supervision and engineering nuclear	412	246
519	Operation coolants and water	39	36
520	Operation steam expenses nuclear	156	233
524	Operation misc nuclear	2,441	2,549
528	Maint Supervision and engineering Nuclear	89	0
529	Maint structures Nuclear Power	8	0

532	Maint misc nuclear	438	194
535	Operation supervision and engineering Hydro	7	0
537	Operation expenses hydro	26	26
539	Operation misc hydraulic pwr gen	96	86
543	Maint reservoirs dams	0	1
544	Maint electric plant hydro	3	142
545	Maint misc hydro plant	1	7
546	Operation supervision and engineering	5	9
549	Operation misc other power generation	28	25
556	System control and load	126	121
560	Operation supervision and engineering	2	5
561	Operation load dispatching transmission	25	29
562	Operation station expenses transmission	62	85
563	Operation OH line expenses transmission	0	1
566	Operation misc transmission	375	364
567	Oper rents Transmission	192	186
568	Maint supervision and engineering	12	8
569	Maint structures transmission	42	36
570	Maint station equipment transmission	184	161
571	Maint overhead lines transmission	47	2
573	Maint misc transmission	43	34
580	Distribution operation supervision and engineering	9	8
581	Distribution operation load dispatch	1	1
582	Distribution operation station expenses	68	100
583	Distribution operation remove and reset	2	1
585	Distribution operation street light and sign	6	9
586	Distribution operation meter expenses	7	12
588	Distribution operation misc distribution	1,073	1,087
592	Distribution maint of station equipment	53	55
593	Distribution maint of OH Lines	102	204
594	Distribution maint underground lines	32	30
596	Distribution maint street light and signal	28	17
597	Distribution maint meters	4	1
598	Distribution maint misc distribution plant	4	1
717	Operation liquid petroleum gas	0	3
735	Environmental amortization and misc	94	168
851	System control and load dispatch	300	252
853	Compressor station labor and expenses	3	0
856	Mains expense	4	0
857	Meas and reg station	7	0
870	Supervision and engineering natural gas distribution	2	1
874	Mains and services natural gas distribution	97	6
878	Meter and house regulator	6	8
879	Customer installation	5	1
880	Other expenses natural gas	369	349
887	Maint mains natural gas distribution	1	0
893	Maint meters/house regtr natural gas distribution	8	12
901	Supervision customer accounting	1,275	2,517
902	Meter reading	2,232	1,021

903	Customer records and collections	28,639	36,797
904	Uncollectible Customer Accounts	50	0
905	Miscellaneous customer accounts	1,487	1,433
907	Supervision customer service	310	292
908	Customer assistance	1,560	1,536
909	Informational and instructional advertising	10	37
910	Miscellaneous customer service	45	270
911	Supervision sales activities	644	699
912	Demonstrating and selling	6,256	5,502
913	Advertising	26	105
916	Miscellaneous sales	970	640
920	Salaries and wages *	53,465	51,301
921	Office supplies and expenses	43,777	46,834
923	Outside services employed	25,139	22,449
924	A&G Property Insurance	3	0
925	Injuries and damages	2,192	2,419
926	Employee pensions and benefits	15,090	15,827
927	A&G Franchise Requirements	3	0
928	Regulatory commission expense	337	1,499
930.1	General advertising expenses	382	611
930.2	Miscellaneous general expenses	6,330	7,284
931	Rents	6,775	6,520
935	Maintenance of general plant	2,664	2,917

	Total Expense	231,164	241,411

	Net Income or (Loss)	$0	$0

*
Salary and wage amounts are charged to Account 920 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.

ANALYSIS OF BILLING
ASSOCIATE COMPANIES
ACCOUNT 457

	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL
NAME OF ASSOCIATE COMPANY				TOTAL AMOUNT BILLED
	457-1	457-2	457-3
	(Dollars in Thousands)
South Carolina Electric & Gas Company	$119,220	$37,787		$157,007
South Carolina Fuel Company, Inc.	110	0		110
South Carolina Pipeline Corporation	7,404	3,569		10,973
Public Service Company of North Carolina,	17,120	7,429		24,549
Incorporated				0
SCANA Communications, Inc.	1,122	206		1,328
SCANA Energy Marketing, Inc.	18,064	5,319		23,383
ServiceCare, Inc.	897	364		1,261
SCANA Resources, Inc.	1	0		1
SCANA Development Corporation	36	0		36
SCANA Petroleum Resources, Inc.	4	0		4
South Carolina Generating Company, Inc.	677	1,441		2,118
Primesouth Inc.	1,983	945		2,928
SCANA Holding	173	460		633

TOTAL	$166,811	$57,520		$224,331

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

	DIRECT COST CHARGED	INDIRECT COST CHARGED	COMPENSATION FOR USE OF CAPITAL		EXCESS OR DEFICIENCY
NAME OF NONASSOCIATE COMPANY				TOTAL COST		TOTAL AMOUNT BILLED
	458-1	458-2	458-3		458-4

TOTAL	$—	$—	$—	$—	$—	$—

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company.

SCHEDULE XVI
ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE COMPANY CHARGES			NONASSOCIATE COMPANY CHARGES			TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS		DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL	DIRECT COST	INDIRECT COST	TOTAL
		(Dollars in Thousands)
350	SUPERINTENDENCE OPERATIONS	$3	$0	$3	0	0	0	$3	$0	$3
408	TAXES OTHER THAN INCOME TAXES	3,991	2,822	6,813	0	0	0	3,991	2,822	6,813
414	DEPRECIATION AND AMORTIZATION EXPENSE	—	5,345	5,345	0	0	0	—	5,345	5,345
416	EXPENSES FROM MERCHANDISE	700	224	924	0	0	0	700	224	924
417.1	OTHER NONUTILITY EXPENSES	1,540	226	1,766	0	0	0	1,540	226	1,766
426.1	DONATIONS	367	1,327	1,694	0	0	0	367	1,327	1,694
426.2	LIFE INSURANCE	(1,031)	0	(1,031)	0	0	0	(1,031)	0	(1,031)
426.4	CIVIC, POLITIC AND RELATED ACCOUNTS	995	183	1,178	0	0	0	995	183	1,178
426.5	OTHER DEDUCTIONS	2,375	2,504	4,879	0	0	0	2,375	2,504	4,879
432	ALLOW FUNDS USED DURING CONST	0	28	28	0	0	0	0	28	28
500	OPERATION SUPERVISION AND ENGINEERING STEAM	4	0	4	0	0	0	4	0	4
506	OPERATION MISC STEAM	789	0	789	0	0	0	789	0	789
510	MAINT SUPERVISION AND ENGINEERING	50	0	50	0	0	0	50	0	50
511	MAINTENANCE STRUCTURES STEAM	9	0	9	0	0	0	9	0	9
512	MAINT BOILER PLANT STEAM	1	0	1	0	0	0	1	0	1
513	MAINT ELECTRIC PLANT STEAM	3	0	3	0	0	0	3	0	3
514	MAINTENANCE MISC STEAM POWER EXPENSES	2	0	2	0	0	0	2	0	2
517	OPERATION SUPERVISION AND ENGINEERING NUCLEAR	412	0	412	0	0	0	412	0	412
519	OPERATION COOLANTS AND WATER	39	0	39	0	0	0	39	0	39
520	OPERATION STEAM EXPENSES NUCLEAR	156	0	156	0	0	0	156	0	156
524	OPERATION MISC NUCLEAR	2,441	0	2,441	0	0	0	2,441	0	2,441
528	MAINTENANCE SUPERVISION AND ENGINEERING NUCLEAR	89	0	89	0	0	0	89	0	89

529	MAINTENANCE STRUCTURES NUCLEAR POWER	8	0	8	0	0	0	8	0	8
532	MAINT MISC NUCLEAR	438	0	438	0	0	0	438	0	438
535	OPERATION SUPERVISION AND ENGINEERING HYDRO	7	0	7	0	0	0	7	0	7
537	OPERATION EXPENSES HYDRO	26	0	26	0	0	0	26	0	26
539	OPERATION MISC HYDRAULIC PWR GEN	96	0	96	0	0	0	96	0	96
544	MAINT ELECTRIC PLANT HYDRO	3	0	3	0	0	0	3	0	3
545	MAINT MISC HYDRO POWER	1	0	1	0	0	0	1	0	1
546	OPERATION SUPERVISION AND ENGINEERING	5	0	5	0	0	0	5	0	5
549	OPERATION MISC OTHER POWER GENERATION	28	0	28	0	0	0	28	0	28
556	SYSTEM CONTROL AND LOAD	126	0	126	0	0	0	126	0	126
560	OPERATION SUPERVISION AND ENGINEERING	2	0	2	0	0	0	2	0	2
561	OPERATION LOAD DISPATCHING TRANSMISSION	25	0	25	0	0	0	25	0	25
562	OPERATION STATION EXPENSES TRANSMISSION	62	0	62	0	0	0	62	0	62
566	OPERATION MISC TRANSMISSION	375	0	375	0	0	0	375	0	375
567	OPER RENTS TRANS	192	0	192	0	0	0	192	0	192
568	MAINT SUPERVISION AND ENGINEERING	12	0	12	0	0	0	12	0	12
569	MAINT STRUCTURES TRANSMISSION	42	0	42	0	0	0	42	0	42
570	MAINT STATION EQUIPMENT TRANSMISSION	184	0	184	0	0	0	184	0	184
571	MAINT OVERHEAD LINES TRANSMISSION	47	0	47	0	0	0	47	0	47
573	MAINT MISC TRANSMISSION	43	0	43	0	0	0	43	0	43
580	DISTRIBUTION OPER SUPERVISION AND ENGINEERING	9	0	9	0	0	0	9	0	9
581	DISTRIBUTION OPER LOAD DISPATCH	1	0	1	0	0	0	1	0	1
582	DISTRIBUTION OPER STATION EXPENSES	68	0	68	0	0	0	68	0	68

583	DISTRIBUTION OPER REMOVE AND RESET	2	0	2	0	0	0	2	0	2
585	DISTRIBUTION OPER STREET LIGHT AND SIGNAL	6	0	6	0	0	0	6	0	6
586	DISTRIBUTION OPER METER EXPENSES	7	0	7	0	0	0	7	0	7
588	DISTRIBUTION OPER MISC DISTRIBUTION	1,073	0	1,073	0	0	0	1,073	0	1,073
592	DISTRIBUTION MAINT OF STATION EQUIPMENT	53	0	53	0	0	0	53	0	53
593	DISTRIBUTION MAINT OF OH LINES	102	0	102	0	0	0	102	0	102
594	DISTRIBUTION MAINT UNDERGROUND LINES	32	0	32	0	0	0	32	0	32
596	DISTRIBUTION MAINT STREET LIGHT AND SIGNAL	28	0	28	0	0	0	28	0	28
597	DISTRIBUTION MAINTENANCE METERS	4	0	4	0	0	0	4	0	4
598	DISTRIBUTION MAINT MISC DISTRIBUTION PLANT	4	0	4	0	0	0	4	0	4
735	ENVIRONMENTAL AMORTIZATION AND MISC	94	0	94	0	0	0	94	0	94
851	SYSTEM CONTROL AND LOAD DISPATCH	300	0	300	0	0	0	300	0	300
853	COMPRESSION STATION LABOR & EXPENSES	3	0	3	0	0	0	3	0	3
856	MAINS EXPENSE	4	0	4	0	0	0	4	0	4
857	MEAS AND REG STATION	7	0	7	0	0	0	7	0	7
870	SUPERVISION AND ENGINEERING NAT URAL GAS DISTRIBUTION	2	0	2	0	0	0	2	0	2
874	MAINS AND SERVICE NATURAL GAS DISTRIBUTION	97	0	97	0	0	0	97	0	97
878	METER AND HOUSE REGULATOR	6	0	6	0	0	0	6	0	6
879	CUSTOMER INSTALLATION	5	0	5	0	0	0	5	0	5
880	OTHER EXPENSES NATURAL GAS	369	0	369	0	0	0	369	0	369
887	MAINT MAINS NATURAL GAS DISTRIBUTION	1	0	1	0	0	0	1	0	1
893	MAINT METERS/HOUSE REGTR NG DIS	8	0	8	0	0	0	8	0	8

901	SUPERVISION CUSTOMER ACCOUNTING	1,275	0	1,275	0	0	0	1,275	0	1,275
902	METER READING	1,084	1,148	2,232	0	0	0	1,084	1,148	2,232
903	CUSTOMER RECORDS AND COLLECTIONS	28,629	10	28,639	0	0	0	28,629	10	28,639
904	UNCOLLECTIBLE CUSTOMER ACCOUNTS	50	0	50	0	0	0	50	0	50
905	MISCELLANEOUS CUSTOMER ACCOUNTS	1,481	6	1,487	0	0	0	1,481	6	1,487
907	SUPERVISION CUSTOMER SERVICE	309	1	310	0	0	0	309	1	310
908	CUSTOMER ASSISTANCE	1,560	0	1,560	0	0	0	1,560	0	1,560
909	INFORMATIONAL AND INSTRUCTIONAL ADVERTISING	10	0	10	0	0	0	10	0	10
910	MISCELLANEOUS CUSTOMER SERVICE	45	0	45	0	0	0	45	0	45
911	SUPERVISION SALES ACTIVITIES	644	0	644	0	0	0	644	0	644
912	DEMONSTRATING AND SELLING	6,068	188	6,256	0	0	0	6,068	188	6,256
913	ADVERTISING	26	0	26	0	0	0	26	0	26
916	MISCELLANEOUS SALES	123	847	970	0	0	0	123	847	970
920	SALARIES AND WAGES	39,732	13,733	53,465	0	0	0	39,732	13,733	53,465
921	OFFICE SUPPLIES AND EXPENSES	32,725	11,052	43,777	0	0	0	32,725	11,052	43,777
923	OUTSIDE SERVICES EMPLOYED	18,921	6,218	25,139	0	0	0	18,921	6,218	25,139
924	A&G PROPERTY INSURANCE	0	3	3	0	0	0	0	3	3
925	INJURIES AND DAMAGES	2,020	172	2,192	0	0	0	2,020	172	2,192
926	EMPLOYEE PENSIONS AND BENEFITS	10,826	4,264	15,090	0	0	0	10,826	4,264	15,090
927	A&G FRANCHISE REQUIREMENTS	0	3	3	0	0	0	0	3	3
928	REGULATORY COMMISSION EXPENSE	336	1	337	0	0	0	336	1	337
930.1	GENERAL ADVERTISING EXPENSES	286	96	382	0	0	0	286	96	382
930.2	MISCELLANEOUS GENERAL EXPENSES	3,592	2,738	6,330	0	0	0	3,592	2,738	6,330
931	RENTS	2,395	4,380	6,775	0	0	0	2,395	4,380	6,775
935	MAINTENANCE OF GENERAL PLANT	2,784	(120)	2,664	0	0	0	2,784	(120)	2,664
INSTRUCTION: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

	TOTAL EXPENSES =	171,863	57,399	229,262	0	0	0	171,863	57,399	229,262
	COMPENSATION FOR USE OF EQUITY CAPITAL =
430	INTEREST ON DEBT TO ASSOCIATE COMPANIES =		1,902	1.902	0	0	0		1,902	1.902
	TOTAL COST OF SERVICE =	$171,863	$59,301	$231,164	0	0	0	$171,863	$59,301	$231,164

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

			DEPARTMENT OR SERVICE FUNCTION
DESCRIPTION OF ITEMS		TOTAL AMOUNT	CUSTOMER SERVICES	EMPLOYEE SERVICES	ENVIRON- MENTAL	EXECUTIVE SERVICES	FINANCIAL SERVICES	GAS SUPPLY	INFORMATION SERVICES	INVESTOR REALTIONS	LAND & FACL MGMT
		(Dollars in Thousands)
350	SUPERINTENDENCE OPERATIONS	$3
408	TAXES OTHER THAN INCOME TAXES	6,813					$1,661
414	DEPRECIATION AND AMORTIZATION EXPENSE	5,345					5,190		$155
416	EXPENSES FROM MERCHANDISE	924	$(3)	$52	—	$22	42	$1	19	$7	$2
417.1	OTHER NONUTILITY EXPENSES	1,766	1		$4	61	19		(118)		213
426.1	DONATIONS	1,694	3	1	—	1	2		13		2
426.2	LIFE INSURANCE	(1,031)					(1,031)
426.4	CIVIC, POLITIC AND RELATED ACCOUNTS	1,178		—					1
426.5	OTHER DEDUCTIONS	4,879	—	177	33	561	1,487	5	210	45	449
4300	INTEREST ON DEBT TO ASSOC CO	1,902					1,902
432	ALLOW FUNDS USED DURING CONST	28					28				—
500	OPERATION SUPERVISION AND ENGINEERING STEAM	4			4
506	OPERATION MISC STEAM	789		—	13				(34)
510	MAINT SUPERVISION AND ENGINEERING	50
511	MAINTENANCE STRUCTURES STEAM	9
512	MAINT BOILER PLANT STEAM	1	—
513	MAINT ELECTRIC PLANT STEAM	3
514	MAINTENANCE MISC STEAM POWER EXPENSES	2
517	OPERATION SUPERVISION AND ENGINEERING NUCLEAR	412					(5)		(3)
519	OPERATION COOLANTS AND WATER	39							12
520	OPERATION STEAM EXPENSES NUCLEAR	156							12
524	OPERATION MISC NUCLEAR	2,441		2	1		(14)		1,109		4
528	MAINTENANCE SUPERVISION AND ENGINEERING NUCLEAR	89
529	MAINTENANCE STRUCTURES NUCLEAR POWER	8
532	MAINT MISC NUCLEAR	438					(4)		163
535	OPERATION SUPERVISION AND ENGINEERING HYDRO	7
537	OPERATION EXPENSES HYDRO	26									12
539	OPERATION MISC HYDRAULIC PWR GEN	96
544	MAINT ELECTRIC PLANT HYDRO	3
545	MAINT MISC HYDRO POWER	1
546	OPERATION SUPERVISION AND ENGINEERING	5
549	OPERATION MISC OTHER POWER GENERATION	28		1	1
556	SYSTEM CONTROL AND LOAD	126		2			43		2
560	OPERATION SUPERVISION AND ENGINEERING	2		—					2
561	OPERATION LOAD DISPATCHING TRANSMISSION	25							2
562	OPERATION STATION EXPENSES TRANSMISSION	62							62
566	OPERATION MISC TRANSMISSION	375					9		3		1
567	OPER RENTS TRANS	192
568	MAINT SUPERVISION AND ENGINEERING	12							1
569	MAINT STRUCTURES TRANSMISSION	42

570	MAINT STATION EQUIPMENT TRANSMISSION	184							—
571	MAINT OVERHEAD LINES TRANSMISSION	47							40
573	MAINT MISC TRANSMISSION	43							43
580	DISTRIBUTION OPER SUPERVISION AND ENGINEERING	9
581	DISTRIBUTION OPER LOAD DISPATCH	1							—
582	DISTRIBUTION OPER STATION EXPENSES	68							58
583	DISTRIBUTION OPER REMOVE AND RESET	2
585	DISTRIBUTION OPER STREET LIGHT AND SIGNAL	6
586	DISTRIBUTION OPER METER EXPENSES	7					(2)		6
588	DISTRIBUTION OPER MISC DISTRIBUTION	1,073		—	—	—	(13)		645
592	DISTRIBUTION MAINT OF STATION EQUIPMENT	53
593	DISTRIBUTION MAINT OF OH LINES	102	41				—		32
594	DISTRIBUTION MAINT UNDERGROUND LINES	32							32
596	DISTRIBUTION MAINT STREET LIGHT AND SIGNAL	28
597	DISTRIBUTION MAINTENANCE METERS	4
598	DISTRIBUTION MAINT MISC DISTRIBUTION PLANT	4
735	ENVIRONMENTAL AMORTIZATION AND MISC	94			1,660		(1,566)
851	SYSTEM CONTROL AND LOAD DISPATCH	300						291	9
853	COMPRESSION STATION LABOR & EXPENSES	3							1
856	MAINS EXPENSE	4			—		1		3
857	MEAS AND REG STATION	7					4		3
870	SUPERVISION AND ENGINEERING NAT GAS DIST	2
874	MAINS AND SERVICE NATURAL GAS DISTRIBUTION	97					—		92
878	METER AND HOUSE REGULATOR	6					—		5
879	CUSTOMER INSTALLATION	5
880	OTHER EXPENSES NATURAL GAS	369	—				4
887	MAINT MAINS NATURAL GAS DISTRIBUTION	1
893	MAINT METERS/HOUSE REGTR NG DIS	8
901	SUPERVISION CUSTOMER ACCOUNTING	1,275	1,135						(26)	1
902	METER READING	2,232	41				186		1,885	—
903	CUSTOMER RECORDS AND COLLECTIONS	28,639	13,694	108			103		13,800	13
904	UNCOLLECTIBLE CUSTOMER ACCOUNTS	50
905	MISCELLANEOUS CUSTOMER ACCOUNTS	1,487	1,234	—	—		6		12
907	SUPERVISION CUSTOMER SERVICE	310	1			—	21		71	22
908	CUSTOMER ASSISTANCE	1,560	20			509	—		4
909	INFORMATIONAL AND INSTRUCTIONAL ADVERTISING	10
910	MISCELLANEOUS CUSTOMER SERVICE	45	14		—		—		—
911	SUPERVISION SALES ACTIVITIES	644	—					—	15
912	DEMONSTRATING AND SELLING	6,256	—	2			—		133
913	ADVERTISING	26
916	MISCELLANEOUS SALES	970							959

920	SALARIES AND WAGES	53,465	101	4,640	799	2,810	25,803	1,331	445	553	1,578
921	OFFICE SUPPLIES AND EXPENSES	43,777	295	1,939	654	1,214	5,737	352	16,673	207	1,488
923	OUTSIDE SERVICES EMPLOYED	25,139	4	2,653	1,111	157	3,343	(17)	12	23	6,670
924	A&G PROPERTY INSURANCE	3					3
925	INJURIES AND DAMAGES	2,192					—				—
926	EMPLOYEE PENSIONS AND BENEFITS	15,090
927	A&G FRANCHISE REQUIREMENTS	3					—
928	REGULATORY COMMISSION EXPENSE	337			—	1	26
930.1	GENERAL ADVERTISING EXPENSES	382		7	—	—	1	—	—	—	—
930.2	MISCELLANEOUS GENERAL EXPENSES	6,330	5	28	1	1,007	55	—	1,198	458	2
931	RENTS	6,775	186	756	179	1,255	1,007	153	250	2	382
935	MAINTENANCE OF GENERAL PLANT	2,664	25	1	381		(221)		1,045		1,017
INSTRUCTION: Indicate each department or service function. (see Instruction 01-3 General Structure of Accounting System: Uniform System Account)
	TOTAL EXPENSES =	$231,164	$16,797	$10,369	$4,841	$7,598	$43,827	$2,116	$39,056	$1,295	$11,856

SCHEDULE XVII
SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

			DEPARTMENT OR SERVICE FUNCTION
DESCRIPTION OF ITEMS		TOTAL AMOUNT	LEGAL	MARKETING & SALES	OPERATIONAL SUPPORT	OVERHEAD	PROCUREMENT	PUBLIC AFFAIRS	REGULATORY	STRATEGIC PLANNING
		(Dollars in Thousands)
350	SUPERINTENDENCE OPERATIONS	$3			$3
408	TAXES OTHER THAN INCOME TAXES	6,813				$5,152
414	DEPRECIATION AND AMORTIZATION EXPENSE	5,345
416	EXPENSES FROM MERCHANDISE	924	$49	$558	158		$(17)	$23	$1	$10
417.1	OTHER NONUTILITY EXPENSES	1,766	(90)	1,617			1	39		1
426.1	DONATIONS	1,694	—	23	2		—	1,647	—	—
426.2	LIFE INSURANCE	(1,031)
426.4	CIVIC, POLITIC AND RELATED ACCOUNTS	1,178						1,177
426.5	OTHER DEDUCTIONS	4,879	463	886	63		23	449	2	26
4300	INTEREST ON DEBT TO ASSOC CO	1,902
432	ALLOW FUNDS USED DURING CONST	28
500	OPERATION SUPERVISION AND ENGINEERING STEAM	4		—	—
506	OPERATION MISC STEAM	789			810
510	MAINT SUPERVISION AND ENGINEERING	50								50
511	MAINTENANCE STRUCTURES STEAM	9			9
512	MAINT BOILER PLANT STEAM	1			1
513	MAINT ELECTRIC PLANT STEAM	3			3
514	MAINTENANCE MISC STEAM POWER EXPENSES	2			2
517	OPERATION SUPERVISION AND ENGINEERING NUCLEAR	412		2	418		—
519	OPERATION COOLANTS AND WATER	39			27
520	OPERATION STEAM EXPENSES NUCLEAR	156			144
524	OPERATION MISC NUCLEAR	2,441	14		1,324		1
528	MAINTENANCE SUPERVISION AND ENGINEERING NUCLEAR	89			89
529	MAINTENANCE STRUCTURES NUCLEAR POWER	8			8
532	MAINT MISC NUCLEAR	438			279
535	OPERATION SUPERVISION AND ENGINEERING HYDRO	7			4		3
537	OPERATION EXPENSES HYDRO	26			14
539	OPERATION MISC HYDRAULIC PWR GEN	96			96
544	MAINT ELECTRIC PLANT HYDRO	3			3
545	MAINT MISC HYDRO POWER	1			1
546	OPERATION SUPERVISION AND ENGINEERING	5			5
549	OPERATION MISC OTHER POWER GENERATION	28			26
556	SYSTEM CONTROL AND LOAD	126			79
560	OPERATION SUPERVISION AND ENGINEERING	2			—
561	OPERATION LOAD DISPATCHING TRANSMISSION	25			23
562	OPERATION STATION EXPENSES TRANSMISSION	62			—

566	OPERATION MISC TRANSMISSION	375			362
567	OPER RENTS TRANS	192		192
568	MAINT SUPERVISION AND ENGINEERING	12			11
569	MAINT STRUCTURES TRANSMISSION	42			42
570	MAINT STATION EQUIPMENT TRANSMISSION	184			184
571	MAINT OVERHEAD LINES TRANSMISSION	47			7
573	MAINT MISC TRANSMISSION	43
580	DISTRIBUTION OPER SUPERVISION AND ENGINEERING	9			9
581	DISTRIBUTION OPER LOAD DISPATCH	1			1
582	DISTRIBUTION OPER STATION EXPENSES	68			10
583	DISTRIBUTION OPER REMOVE AND RESET	2			2
585	DISTRIBUTION OPER STREET LIGHT AND SIGNAL	6			6
586	DISTRIBUTION OPER METER EXPENSES	7			3
588	DISTRIBUTION OPER MISC DISTRIBUTION	1,073	—		441		—	—	—
592	DISTRIBUTION MAINT OF STATION EQUIPMENT	53			53
593	DISTRIBUTION MAINT OF OH LINES	102			29
594	DISTRIBUTION MAINT UNDERGROUND LINES	32			—
596	DISTRIBUTION MAINT STREET LIGHT AND SIGNAL	28			28
597	DISTRIBUTION MAINTENANCE METERS	4			4
598	DISTRIBUTION MAINT MISC DISTRIBUTION PLANT	4			4
735	ENVIRONMENTAL AMORTIZATION AND MISC	94
851	SYSTEM CONTROL AND LOAD DISPATCH	300			—
853	COMPRESSION STATION LABOR & EXPENSES	3			2
856	MAINS EXPENSE	4
857	MEAS AND REG STATION	7
870	SUPERVISION AND ENGINEERING NAT GAS DIST	2			2
874	MAINS AND SERVICE NATURAL GAS DISTRIBUTION	97	—	—	5
878	METER AND HOUSE REGULATOR	6			1
879	CUSTOMER INSTALLATION	5		1	4
880	OTHER EXPENSES NATURAL GAS	369			365
887	MAINT MAINS NATURAL GAS DISTRIBUTION	1		—	1
893	MAINT METERS/HOUSE REGTR NG DIS	8			8
901	SUPERVISION CUSTOMER ACCOUNTING	1,275		128	37
902	METER READING	2,232		32	88
903	CUSTOMER RECORDS AND COLLECTIONS	28,639	1	96	824	—
904	UNCOLLECTIBLE CUSTOMER ACCOUNTS	50		50
905	MISCELLANEOUS CUSTOMER ACCOUNTS	1,487		2	35	198
907	SUPERVISION CUSTOMER SERVICE	310		195	—

908	CUSTOMER ASSISTANCE	1,560	2	936	88		—	1
909	INFORMATIONAL AND INSTRUCTIONAL ADVERTISING	10		1	9
910	MISCELLANEOUS CUSTOMER SERVICE	45	—	—	28			1	2
911	SUPERVISION SALES ACTIVITIES	644		629
912	DEMONSTRATING AND SELLING	6,256		6,109	12		—
913	ADVERTISING	26		21	3		2
916	MISCELLANEOUS SALES	970		6			5
920	SALARIES AND WAGES	53,465	6,082	1,531	1,034		2,223	2,498	886	1,151
921	OFFICE SUPPLIES AND EXPENSES	43,777	1,691	387	10,153		366	2,092	190	339
923	OUTSIDE SERVICES EMPLOYED	25,139	10,985	11	17		38	101	12	19
924	A&G PROPERTY INSURANCE	3
925	INJURIES AND DAMAGES	2,192	2,195		(3)
926	EMPLOYEE PENSIONS AND BENEFITS	15,090				15,090
927	A&G FRANCHISE REQUIREMENTS	3						3
928	REGULATORY COMMISSION EXPENSE	337	143	(1)					168	—
930.1	GENERAL ADVERTISING EXPENSES	382	2	366	5		—	1		—
930.2	MISCELLANEOUS GENERAL EXPENSES	6,330	1,514	410	25		188	3	1	1,435
931	RENTS	6,775	733	216	637		58	590	127	244
935	MAINTENANCE OF GENERAL PLAN	2,664	1	2	413
INSTRUCTION: Indicate each department or service function. (see Instruction 01-3 General Structure of Accounting System: Uniform System Account)
	TOTAL EXPENSES =	$231,164	$23,785	$14,406	$18,598	$20,242	$3,087	$8,627	$1,389	$3,275

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

	DEPARTMENTAL SALARY EXPENSE
		INCLUDED IN AMOUNTS BILLED TO			NUMBER PERSONNEL
NAME OF DEPARTMENT Indicate each department or service function.	TOTAL AMOUNT(1)	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR
	(Dollars in Thousands)
Customer Services	$101	$—	$101	$—	165
Employee Services	4,640	—	4,640	—	149
Environmental	799	—	799	—	23
Executive Services	2,810	—	2,810	—	26
Financial Services	25,803	—	25,803	—	205
Gas Supply	1,331	—	1,331	—	27
Information Services	445	—	445	—	432
Investor Relations	553	—	553	—	13
Land and Facilities Management	1,578	—	1,578	—	94
Legal	6,082	—	6,082	—	101
Marketing & Sales	1,531	—	1,531	—	84
Operational Support	1,034	—	1,034	—	21
Procurement	2,223	—	2,223	—	59
Public Affairs	2,498	—	2,498	—	43
Regulatory	886	—	886	—	17
Strategic Planning	1,151	—	1,151	—	18

TOTAL	$53,465	$—	$53,465	$—	1,477

(1)
Billed salary expense figures presented above include only those salary costs directly charged or ultimately distributed to account 920. Salary costs of certain employees in certain departments (including Information Services, Telecommunications, Printing Services and Facilities Maintenance) which are billed via chargeback methodologies, totaling approximately $25 million, are not reflected in the above billed amounts. Additionally, approximately $14 milllion of direct-charged salary cost originates in accounts other than 920 which are more aligned with the service provided (i.e. customer service). Personnel figures above include all service company employees, including those whose salary costs are billed via the chargeback methodologies.

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

		RELATIONSHIP
FROM WHOM PURCHASED	ADDRESS	"A" = ASSOCIATE "NA" = NON ASSOCIATE	AMOUNT
			(in Thousands)
Accounting & Auditing Services:
Deloitte & Touche		NA	$1,965
Banking Services and Maintenance:
Bank of America		NA	411
Branch Banking & Trust		NA	52
J P Morgan Chase Bank		NA	219
National Bank of SC		NA	47
Selkirk Financial Technologies		NA	74
The Bank of New York		NA	104
Wachovia		NA	272

			1,179

Payroll and Benefits Administration & Maintenance:

Towers Perrin		NA	713

Construction Mgmt & Oversight/Environmental
Alltech Wiring		NA	94
Honeywell International		NA	61
Management and Technical Resources		NA	35

			190

Compensatory Damages

Gloria D Sutton		NA	68

Consulting:
Cornerstone Ventures lp		NA	135
Corporate Executive Board		NA	45
FreeMarkets		NA	27
Galway Group LP		NA	30
Hewitt Associates LLC		NA	587
John W Flitter		NA	28
Korn/Ferry International		NA	57
KPMG LLP		NA	142
Lukens Energy Group Inc		NA	539
Melissa Hubbard		NA	86
Mercer Human Resources		NA	642
Search Consultants International		NA	38
The Benefit Advocates, Inc.		NA	34
The Porter Hamel Group, Inc.		NA	85
Tribble Creative Group		NA	35
Van Rickland Clary, CDP		NA	53

			2,563

Corporate Compliance:

O'Cain Advertising		NA	28

Employment Services:
Adecco Employment Services		NA	101

Mind Your Business	NA	33

		134

Environmental Services:
Albrecht Environmental	NA	25
Arcadis Geraght & Miller Inc	NA	152
Heritage Industrial Services LLC	NA	466
TRC Environmental Corp	NA	254

		897

Executive Services:

MUSC Medical Services	NA	33

Insurance Services:
Key Risk Management Services, Inc.	NA	50
South Carolina Second Injury Fund		659
State of South Carolina	NA	84

		793

Legal Services:
A. H. Gibbes	NA	234
Alan & Moore LLP	NA	30
Alston & Bird LLP	NA	39
Barnes Alford Stork & Johnson	NA	38
Belton T. Zeigler	NA	202
Bracewell and Patterson, LLP	NA	59
Bruder Gentile Legal Service	NA	37
Cameron McKenna LLP	NA	844
Carter Ledyard & Milburn	NA	124
Cranfill, Sumner, & Hartzog, LLP	NA	31
Donald Gist ESQ	NA	45
Ellzey & Brooks, LLC	NA	151
Energy Security Analysis, Inc.	NA	92
Haynsworth Baldwin Johnson & Greaves	NA	97
Haynsworth Sinkler Boyd, PA	NA	351
Hobbs & Associates, Inc.	NA	297
Hunton & Williams	NA	30
Inglesby Falligant Horne Covington & Chish	NA	27
J. A. Wright & Associates. Inc.	NA	810
Jones Day Reavis, & Pogue	NA	1,515
King and Spaulding	NA	655
Logan Design Group	NA	29
McDermott, Will & Emery	NA	436
McDonald McKenzie Rubin Miller & Lybrand	NA	28
McNair Law Firm	NA	424
Moore and Van Allen	NA	530
Nelson Mullins Riley & Scarborough	NA	174
Ogletree, Deakins, Nash, Smoak & Stewart,PC	NA	263
Patricia T Smith	NA	331
Pennington & Lott LLP	NA	106
Richardson & Birdsong	NA	40
Richardson, Plowden, Carpenter & Robinson, PA	NA	34
Riley, Pope, and LA	NA	31
Smith, Galloway, Lyndall & Fuchs, LLP	NA	402
Stacey M Jenkins PA	NA	154
Stuntz, Davis, & Staffier, PC	NA	25
Willoughby & Hoefer PA	NA	382

Womble, Carlyle, Sandridge, & Rice PLLC	NA	193
Winston & Strawn	NA	73

		9,363

Misc Bank Card Purchases:

US Bank	NA	31

Rating Services:

Moody's Investor	NA	169
Standard & Poor	NA	226

		395

Security Services:
Coastal International	NA	6,474
MS Joint Venture	NA	40
Security Services	NA	315
Shred First LLC	NA	85

		6,914

Training Services:
Edge Training Systems	NA	42
McCrady Training Center		46

		88

All Others less than $25,000 (435 Items)	NA	(215)

TOTAL		$25,139

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
(in Thousands)
Pension Plan	$1,329
Group Insurance	9,288
Stock Purchase Plan	3,018
Disability	969
Education and Tuition Assistance	148
Recreational Clubs	124
Employee Assistance Program	31
Parking	107
Service Awards	42
Others	34

TOTAL	$15,090

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT
		(in Thousands)
Brand/Image Advertising	McRae Communications, Inc	$80
	The Lamar Company	4
	Other	3

		87

Directory Memberships	Directory Assistance	9

Event Sponsorship	Best of Broadway	5
	Columbiana Center	5
	Greater Columbia Chamber	4
	Home Builders Association of Greater Cola	4
	Others—Net	3

		21

Job Advertisements	TMP Worldwide	11
	Others—net	2

		13

Print Media Advertising	Atlantic Public	3
	Black Pages USA	23
	Post and Courier.	10
	The State Newspaper	7
	Others—Net	14

		57

Radio Advertising	WCSC	12
	Others—Net	1

		13

Retainers	McRae Communications, Inc	32

TV Advertising	McRae Communications, Inc	25
	WIS TV	29
	Net—Others	3

		57

Weatherline Service Advertising	Weatherline, Inc	41

Other	Net—Others	52

TOTAL		$382

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.

DESCRIPTION	AMOUNT
(Dollars in Thousands)
Industry association dues	$2,483
Board of Directors expenses	1,053
Computer resource usage expenses	1,273
Travel expenses (including meals)	174
Postage	131
Computer Hardware/Software Maintenance & Purchases	193
Office of Corporate Secretary	262
Telephone Resource Usage	47
Shareholders expenses	329
Miscellaneous Employee Expenses	14
Marketing research/Information	293
Liability insurance	11
Miscellaneous supplies	6
Employee Stock/Pension plans	29
Other miscellaneous expenses	32

TOTAL	$6,330

Note: Rent amounts are charged to Account 931 and other expense accounts, as appropriate per the Federal Energy Regulatory Commission Uniform System of Accounts.

RENTS
ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
(Dollars in Thousands)
Office space	$5,512
Use of Subsidiary owned Assets	215
Computer equipment	1,012
Other equipment rent	36

TOTAL	$6,775

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
(Dollars in Thousands)
Other than U. S. Government Taxes:
Business License Fees/Prop Tax	$1,661
State Payroll Tax	834
State Unemployment Tax	48

2,543

U. S. Government Taxes:
Social Security and Medicare Tax	2,089
Federal Payroll Tax	2,166
Federal Unemployment Tax	15

4,270

TOTAL	$6,813

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT
		(Dollars in Thousands)
Aiken/Barnwell/Lexington CAC, Inc	Corporate Contribution	$18
American Cancer Society	Corporate Contribution	3
American Heart Association	Corporate Contribution	14
American Red Cross	Corporate Contribution	10
Beaufort Memorial Hospital Foundation	Corporate Contribution	10
Benedict College	Corporate Contribution	10
Boy Scouts of America	Corporate Contribution	3
Boys & Girls Club of the Midlands, Inc.	Corporate Contribution	8
Brevard Music Center	Corporate Contribution	5
Brookgreen Gardens	Corporate Contribution	16
Carolinas Minority Supplier Development Councils, Inc.	Corporate Contribution	4
Celebrate Freedom Foundation	Corporate Contribution	3
Central Carolina Community Foundation	Corporate Contribution	5
Charleston Stage Company, Inc.	Corporate Contribution	7
Children's Museum of the Low Country	Corporate Contribution	42
City of Charleston	Corporate Contribution	20
City of Port Wentworth	Corporate Contribution	5
Clemson University Foundation	Corporate Contribution	102
College of Charleston	Corporate Contribution	6
Columbia City Ballet	Corporate Contribution	20
Columbia Jewish Community Center	Corporate Contribution	5
Columbia Museum of Art	Corporate Contribution	10
Columbia YMCA	Corporate Contribution	3
Columbia Urban League	Corporate Contribution	15
Communities in Schools of Charleston	Corporate Contribution	5
Congaree Land Trust	Corporate Contribution	6
East Cooper Family YMCA	Corporate Contribution	10
Edventure Inc.	Corporate Contribution	20
Fairfield Behavioral Health Services	Corporate Contribution	15
First Steps	Corporate Contribution	100
Five Points Association	Corporate Contribution	8
Friends of the Hunley Inc	Corporate Contribution	33
Friends of the Sumter County Library	Corporate Contribution	8
Girl Scouts	Corporate Contribution	5
Greater Columbia Chamber of Commerce	Corporate Contribution	3
Greater Summerville-Dorchester Counties Chamber of Commerce	Corporate Contribution	6
Harbor Historical Assn of Georgetown	Corporate Contribution	5
Indian Waters Council Boy Scouts of America	Corporate Contribution	6
Irmo Chapin Recreation Commission	Corporate Contribution	4

Junior Achievement	Corporate Contribution	24
Juvenile Diabetes Foundation	Corporate Contribution	5
March of Dimes	Corporate Contribution	7
Midlands Technical College	Corporate Contribution	25
Orangeburg Calhoun Tech Foundation	Corporate Contribution	30
Palmetto Capital City Classic	Corporate Contribution	5
Palmetto Health Foundation	Corporate Contribution	7
Part-Time Players	Corporate Contribution	25
Ronald McDonald	Corporate Contribution	7
Rotary Clubs	Corporate Contribution	7
SC Chamber of Commerce	Corporate Contribution	67
SCE&G Employee Good Neighbor Fund	Corporate Contribution	20
South Carolina Independent Colleges & Universities	Corporate Contribution	16
South Carolina Law Enforcement Division	Corporate Contribution	6
South Carolina Public Education Foundation	Corporate Contribution	3
SC State Conference NAACP	Corporate Contribution	4
South Carolina Business Hall of Fame	Corporate Contribution	4
South Carolina Center for Birds of Prey	Corporate Contribution	50
South Carolina Aquarium	Corporate Contribution	20
South Carolina Philharmonic Orchestra	Corporate Contribution	10
South Carolina State University	Corporate Contribution	6
Special Olympics	Corporate Contribution	8
Spoleto Festival USA	Corporate Contribution	10
Sumter County Museum	Corporate Contribution	5
The Nurturing Center Inc.	Corporate Contribution	5
The Salvation Army	Corporate Contribution	40
Town of Mount Pleasant	Corporate Contribution	30
Town of Williston	Corporate Contribution	5
Trident County Technical College	Corporate Contribution	20
Trident United Way	Corporate Contribution	47
United Way	Corporate Contribution	226
University of South Carolina System	Corporate Contribution	128
Wateree Community Actions	Corporate Contribution	19
Others less than $3,000 (241 items)	Corporate Contribution	225

TOTAL		$1,694

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
	(Dollars in Thousands)
Miscellaneous non-operating labor and benefits		$1,564
Dues and memberships		84
Event Sponsorship		113
Facility maintenance		143
Utilities		112
Miscellaneous Materials & Supplies		44
Leases & Rentals		391
Keyman Retention		1,211
Vehicle/Aircraft expenses		91
Travel and meal expenses		31
Legal Consulting		238
HR Related Consulting		52
Printing		46
Computer resources		162
Contributions, Donations, Entertainment & Gifts		81
Directors Fees & Expenses		33
Auditing Fees		40
Land and Forest Management Contractor Services		66
Physical Guard Services		27
Other		350

TOTAL		$4,879

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases and services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

        See Notes to Financial Statements on page 21.

ANNUAL REPORT OF SCANA Services, Inc.

Organization Chart

President and Chief Operating Officer

Senior Vice President and Chief Financial Officer

Senior Vice President, General Counsel and Assistant Secretary

Senior Vice President, Natural Gas Asset Management and Procurement

Executive for South Carolina Retail Utility Operations

Executive for Pipeline Operations and Communications Operations

Senior Vice President for Human Resources

Officer for Corporate Compliance and Internal Auditing

Senior Vice President for Governmental Affairs and Economic Development

Senior Vice President for Nuclear Operations

Senior Vice President for Pipeline Operations

Senior Vice President for Marketing and Communications

Vice President for Finance

Secretary

Treasurer

Controller

Risk Management Officer

Chief Information Officer

ANNUAL REPORT OF SCANA Services, Inc.

Methods of Allocation

Form of Service Agreement

        This Service Agreement (this "Agreement") is entered into as of the            of            , by and between [Subsidiary name], a South Carolina corporation (the "Company") and SCANA Services, Inc., a South Carolina corporation ("SCANA Services").

        WHEREAS, SCANA Services is a direct or indirect wholly owned subsidiary of SCANA Corporation;

        WHEREAS, SCANA Services has been formed for the purpose of providing administrative, management and other services to subsidiaries of SCANA Corporation; and

        WHEREAS, the Company believes that it is in the interest of the Company to provide for an arrangement whereby the Company may, from time to time and at the option of the Company, agree to purchase such administrative, management and other services from SCANA Services:

        NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

        I. SERVICES. SCANA Services supplies, or will supply, certain administrative, management or other services to Company similar to those supplied to other subsidiaries of SCANA Corporation. Such services are and will be provided to the Company only at the request of the Company. Exhibit I hereto lists and describes all of the services that are available from SCANA Services.

        II. PERSONNEL. SCANA Services provides and will provide such services by utilizing the services of their executives, accountants, financial advisers, technical advisers, attorneys and other persons with the necessary qualifications.

        If necessary, SCANA Services, after consultation with the Company, may also arrange for the services of nonaffiliated experts, consultants and attorneys in connection with the performance of any of the services supplied under this Agreement.

        III. COMPENSATION AND ALLOCATION. As and to the extent required by law, SCANA Services provides and will provide such services at cost. Exhibit I hereof contains rules for determining and allocating such costs.

        IV. [TO BE INCLUDED IN CONTRACT WITH PSNC ONLY] NORTH CAROLINA PROVISIONS

    (A)
    PSNC agrees hereby that:

    (1)
    it will not incur a charge hereunder except in accordance with North Carolina law and the rules, regulations and orders of the North Carolina Utilities Commission (the "NCUC") promulgated thereunder;

    (2)
    it will not seek to reflect in rates any cost incurred hereunder to the extent disallowed by the NCUC; and

    (3)
    it will not incur a charge hereunder, except for charges determined in accordance with Rules 90 and 91 of the Act (Public Utility Holding Company Act of 1935).

    (B)
    PSNC and SCANA Services acknowledge that as a result of the agreements contained in Sections IV(A) and (A)(3), PSNC will not accept services from SCANA Services if the cost to be charged for the service, as calculated pursuant to Rules 90 and 91 of the Act, differs from the amount of charges PSNC is permitted to incur under North Carolina law and the rules, regulations and orders of the NCUC promulgated thereunder.

        V. TERMINATION AND MODIFICATION. The Company may terminate this Agreement by providing 60 days written notice of such termination to SCANA Services. SCANA Services may terminate this Agreement by providing 60 days written notice of such termination to the Company.

This agreement is subject to termination or modification at any time to the extent its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or with any rule, regulation or order of the Securities and Exchange Commission adopted before or after the making of this Agreement. This Agreement shall be subject to the approval of any state commission or other state regulatory body whose approval is, by the laws of said state, a legal prerequisite to the execution and delivery or the performance of this Agreement.

        VI. SERVICE REQUESTS. The Company and SCANA Services initially prepared a Service Request listing services to be provided to the Company by SCANA Services and any special arrangements related to the provision of such services. On or before November 1st of each year, SCANA Services will prepare a revised Service Request listing services to be provided to the Company by SCANA Services and any special arrangements related to the provision of such services for the following calendar year, based on services provided during the past calendar year. The Company and SCANA Services may supplement the Service Request during the year to reflect any additional or special services that the Company wishes to obtain from SCANA Services, and the arrangements relating thereto.

        VII. BILLING AND PAYMENT. Unless otherwise set forth in a Service Request, payment for services provided by SCANA Services shall be by making remittance of the amount billed or by making appropriate accounting entries on the books of the Company and SCANA Services. Billing will be made on a monthly basis, with the bill to be rendered by the 25th of the month, and remittance or accounting entries completed within 30 days of billing.

        VIII. NOTICE. Where written notice is required by this Agreement, all notices, consents, certificates, or other communications hereunder shall be in writing and shall be deemed given when mailed by United States registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

1.
To the Company:

2.
To SCANA Services:

        IX. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to their conflict of laws provisions.

        X. MODIFICATION. No amendment, change or modification of this Agreement shall be valid, unless made in writing and signed by all parties hereto.

        XI. ENTIRE AGREEMENT. This Agreement, together with its exhibits, constitutes the entire understanding and agreement of the parties with respect to its subject matter, and effective upon the execution of this Agreement by the respective parties hereof and thereto, any and all prior agreements, understandings or representations with respect to this subject matter are hereby terminated and canceled in their entirety and are of no further force or effect.

        XII. WAIVER. No waiver by any party hereto of a breach of any provision of this Agreement shall constitute a waiver of any preceding or succeeding breach of the same or any other provision hereof.

        XIII. ASSIGNMENT. This Agreement shall inure to the benefit and shall be binding upon the parties and their respective successors and assigns. No assignment of this Agreement or any party's rights, interests or obligations here under may be made without the other party's consent, which shall not be unreasonably withheld, delayed or conditioned.

        XIV. SEVERABILITY. If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of this            day of                        .

SCANA SERVICES, INC.
By:	Name: Title:
[Subsidiary]
By:	Name: Title:

EXHIBIT I

Description of Services, Cost Accumulation, Assignment and
Allocation Methodologies for
SCANA Services, Inc.

        This document sets forth the methodologies used to accumulate the costs of services performed by SCANA Services, Inc. ("SCANA Services") and to assign or allocate such costs to other subsidiaries and business units within SCANA Corporation ("Client Entities").

Cost of Services Performed

        SCANA Services maintains an accounting system that enables costs to be identified by Cost Center, Account Number or Project, Activity, Resource, and Event ("Account Codes"). The primary inputs to the accounting system are time records of hours worked by SCANA Services employees, accounts payable transactions and journal entries. Charges for labor are made at the employees' effective hourly rate, including the cost of pensions, other employee benefits and payroll taxes. To the extent practicable, costs of services are directly assigned to the applicable Account Codes. The full cost of providing services also includes certain indirect costs, e.g., departmental overheads, administrative and general costs, and taxes. Indirect costs are associated with the services performed in proportion to the directly assigned costs of the services or other relevant cost allocators.

Cost Assignment and Allocation

        SCANA Services costs will be directly assigned, distributed or allocated to Client Entities in the manner prescribed below.

        1.     Costs accumulated in Account Codes for services specifically performed for a single Client Entity will be directly assigned or charged to such Client Entity.

        2.     Costs accumulated in Account Codes for services specifically performed for two or more Client Entities will be distributed among and charged to such Client Entities using methods determined on a case-by-case basis consistent with the nature of the work performed and based on one of the allocation methods described below.

        3.     Costs accumulated in Account Codes for services of a general nature which are applicable to all Client Entities or to a class or classes of Client Entities will be allocated among and charged to such Client Entities by application of one or more of the allocation methods described below.

Allocation Methods

        The following methods will be applied, as indicated in the Description of Services section that follows, to allocate costs for services of a general nature.

        1.     Information Systems Charge-back Rates—Rates for services, including but not limited to Software, Consulting, Mainframe, Midtier and Network Connectivity Services, are based on the costs of labor, materials and Information Services overheads related to the provision of each service. Such rates are applied based on the specific equipment employed and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        2.     Margin Revenue Ratio—"Margin" is equal to the excess of sales revenues over the applicable cost of sales, i.e., cost of fuel for generation and gas for resale. The numerator is equal to margin revenues for a specific Client Entity and the denominator is equal to the combined margin revenues of all the applicable Client Entities. This ratio will be evaluated annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

        3.     Number of Customers Ratio—A ratio based on the number of retail electric and/or gas customers. This ratio will be determined annually based on the actual number of customers at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        4.     Number of Employees Ratio—A ratio based on the number of employees benefiting from the performance of a service. This ratio will be determined annually based on actual counts of applicable employees at the end of the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        5.     Three-Factor Formula—This formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company-paid payroll taxes) and gross revenues during the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        6.     Modified Three-Factor Method—a ratio for the allocation of non-directly assigned corporate governance costs. The Modified Three-Factor Method provides for an allocation of cost to the parent company; the Three-Factor Method does not. The formula will be determined annually based on the average of gross property (original cost of plant in service, excluding depreciation), payroll charges (salaries and wages, including overtime, shift premium and holiday pay, but not including pension, benefit and company paid payroll taxes) and gross revenues during the previous calendar year. For the purpose of the Modified Three-Factor Method, the dividends resulting from operations of the subsidiaries are used as a proxy for revenues for the parent company.

        7.     Telecommunications Charge-back Rates—Rates for use of telecommunications services other than those encompassed by Information Systems Charge-back Rates are based on the costs of labor, materials, outside services and Telecommunications overheads. Such rates are applied based on the specific equipment employment and the measured usage of services by Client Entities. These rates will be determined annually based on actual experience and may be adjusted for any known and reasonably quantifiable events, or at such time as may be required due to significant changes.

        8.     Gas Sales Ratio—A ratio based on the actual number of dekatherms of natural gas sold by the applicable gas distribution or marketing operations. This ratio will be determined annually based on actual results of operations for the previous calendar year and may be adjusted for any known and reasonably quantifiable events, or at such time, based on results of operations for a subsequent twelve-month period, as may be required due to significant changes.

Description of Services

        A description of each of the services performed by SCANA Services, which may be modified from time to time, is presented below. As discussed above, where identifiable, costs will be directly assigned or distributed to Client Entities. For costs accumulated in Account Codes which are for services of a general nature that cannot be directly assigned or distributed, the method or methods of allocation are also set forth. Substitution or changes may be made in the methods of allocation hereinafter specified, as may be appropriate, and will be provided to state regulatory agencies and to each affected Client Entity and appropriate notice (through 60-day letter or otherwise) will be given to the SEC.

        1.     Information Systems Services—Provides electronic data processing services. Costs of a general nature are allocated using the Information Systems Charge-back Rates.

        2.     Customer Services—Provides billing, mailing, remittance processing, call center and customer communication services for electric and gas customers. Costs of a general nature are allocated using the Margin Revenue Ratio.

        3.     Marketing and Sales—Establishes strategies, provides oversight for marketing, sales and branding of utility and related services and conducts marketing and sales programs. Costs of a general nature are allocated using the Number of Customers Ratio.

        4.     Employee Services—Includes Human Resources which establishes and administers policies and oversees compliance with regulations in the areas of employment, compensation and benefits, processes payroll and administers corporate training. Also includes employee communications, facilities management and mail services. Costs of a general nature are allocated using the Number of Employees Ratio or the Modified Three-Factor Method as appropriate.

        5.     Corporate Compliance—Oversees compliance with all laws, regulations and policies applicable to all of SCANA Corporation's businesses and directs compliance training. Costs of general nature are allocated using the Modified Three-Factor Method.

        6.     Purchasing—Provides procurement services. Costs of a general nature are allocated using the Three-Factor Formula.

        7.     Financial Services—Provides treasury, accounting, tax, financial planning, rate and auditing services. Costs of a general nature are allocated using the Three-Factor Formula or the Modified Three-Factor Method as appropriate.

        8.     Risk Management—Provides services related to the identification and mitigation of risk, and the development and implementation of risk management strategy. Encompasses credit and collections, risk analyses, insurance, claims, security, environmental and safety services. Costs of a general nature are allocated using the Three Factor Method or the Modified Three-Factor Method as appropriate.

        9.     Public Affairs—Maintains relationships with government policy makers, conducts lobbying activities and provides community relations functions. Costs of a general nature are allocated using the Three-Factor Formula or the Modified Three-Factor Method as appropriate.

        10.   Legal Services—Provides various legal services and general legal oversight; handles claims. Costs of a general nature are allocated using the Modified Three-Factor Formula.

        11.   Investor Relations—Maintains relationships with the financial community and provides shareholder services. Costs of a general nature are allocated using the Modified Three-Factor Formula.

        12.   Telecommunications—Provides telecommunications services, primarily the use of telephone equipment. Costs are allocated using the Telecommunications Charge-back Rates.

        13.   Gas Supply and Capacity Management—Provides gas supply and capacity management services. Costs of a general nature are allocated using the Gas Sales Ratio.

        14.   Strategic Planning—Develops corporate strategies and business plans. Costs of a general nature are allocated using the Modified Three-Factor Formula.

        15.   Executive—Provides executive and general administrative services. Costs of a general nature are allocated using the Modified Three-Factor Formula.

EXHIBIT II

FORM OF INITIAL SERVICE REQUEST

        The undersigned requests all of the services listed in Exhibit I from SCANA Services Company. The services requested hereunder shall commence on January 1, 2004 and be provided through December 31, 2004.

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INC.
By:	Name: Title:
By:	Name: Title:

ANNUAL REPORT OF SCANA Services, Inc.

        Annual Statement of Compensation for Use of Capital Billed

NA

ANNUAL REPORT OF SCANA Services, Inc.

Signature Clause

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

SCANA Services, Inc. (Name of Reporting Company)
By:	/s/ JAMES E. SWAN, IV (Signature of Signing Officer)
Controller (Printed Name and Title of Signing Officer)

Date: April 28, 2004

QuickLinks

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNT
LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
ANNUAL REPORT OF SCANA Services, Inc.
SCHEDULE I—COMPARATIVE BALANCE SHEET Give balance sheet of the Company as of December 31 of the current and prior year
ANNUAL REPORT OF SCANA Services, Inc. For the Year Ended December 31, 2003
SCHEDULE II—SERVICE COMPANY PROPERTY
SCHEDULE III ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY
SCHEDULE IV—INVESTMENTS
SCHEDULE V—ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
SCHEDULE VI—FUEL STOCK EXPENSES UNDISTRIBUTED
SCHEDULE VII—STORES EXPENSE UNDISTRIBUTED
SCHEDULE VIII MISCELLANEOUS CURRENT AND ACCRUED ASSETS
SCHEDULE IX MISCELLANEOUS DEFERRED DEBITS
SCHEDULE X RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
SCHEDULE XI—PROPRIETARY CAPITAL
SCHEDULE XII—LONG-TERM DEBT
SCHEDULE XIII—CURRENT AND ACCRUED LIABILITIES
SCHEDULE XIV NOTES TO FINANCIAL STATEMENTS
SCHEDULE XV STATEMENT OF INCOME
ANALYSIS OF BILLING ASSOCIATE COMPANIES ACCOUNT 457
ANALYSIS OF BILLING NONASSOCIATE COMPANIES ACCOUNT 458
SCHEDULE XVI ANALYSIS OF CHARGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES
SCHEDULE XVII SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
DEPARTMENTAL ANALYSIS OF SALARIES ACCOUNT 920
OUTSIDE SERVICES EMPLOYED ACCOUNT 923
EMPLOYEE PENSIONS AND BENEFITS ACCOUNT 926
GENERAL ADVERTISING EXPENSES ACCOUNT 930.1
MISCELLANEOUS GENERAL EXPENSES ACCOUNT 930.2
RENTS ACCOUNT 931
TAXES OTHER THAN INCOME TAXES ACCOUNT 408
DONATIONS ACCOUNT 426.1
OTHER DEDUCTIONS ACCOUNT 426.5
SCHEDULE XVIII NOTES TO STATEMENT OF INCOME
Organization Chart
Methods of Allocation Form of Service Agreement
EXHIBIT I Description of Services, Cost Accumulation, Assignment and Allocation Methodologies for SCANA Services, Inc.
EXHIBIT II FORM OF INITIAL SERVICE REQUEST
Signature Clause